U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Wesley G. Sprunk, 3451 South 40th Street, Phoenix, AZ 85040

2.  Date of Event Requiring Statement (Month/Date/Year): 1/17/03

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (x) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:  Common Stock

2. Amount of Securities Beneficially Owned: 25,000

3. Ownership Form: Direct(D)or Indirect(I):  (D)

4.  Nature of Indirect Beneficial Ownership: n/a

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: n/a

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses: Mr. Sprunk was appointed as a director of Amerityre Corporation on January 17, 2003.

Signature of Reporting Person: /S/ Wesley G. Sprunk
Date: 2/3/03